UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)*


                              Angelica Corporation
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                    034663104
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 29, 2008
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                          (Date of Event which Requires
                            Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent. (Continued on following pages)

                               (Page 1 of 5 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.      034663104          SCHEDULE 13D              PAGE 2 OF 5 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PIRATE CAPITAL LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                           [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    27
  OWNED BY
    EACH              ----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      ----------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                27
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            27
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
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    14      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.       034663104          SCHEDULE 13D             PAGE 3 OF 5 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    27
  OWNED BY
    EACH              ----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      ----------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                27
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            27
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.      034663104              SCHEDULE 13D          PAGE 4 OF 5 PAGES
------------------------------                             ---------------------

The Schedule 13D filed on January 5, 2005 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $1.00 par value ("Shares"), of Angelica Corporation (the "Issuer"), as amended by Amendment No. 1 on March 17, 2005, Amendment No. 2 on July 5, 2005, Amendment No. 3 on September 22, 2005, Amendment No. 4 on February 15, 2006, Amendment No. 5 on April 4, 2006, Amendment No. 6 on May 17, 2006, Amendment No. 7 on September 5, 2006, Amendment No. 8 on May 25, 2007, Amendment No. 9 on July 2, 2007, Amendment No. 10 on July 9, 2007, Amendment No. 11 on July 12, 2007, Amendment No. 12 on July 18, 2007, Amendment No. 13 on August 31, 2007, and Amendment No. 14 on September 25, 2007, is hereby amended by this Amendment No. 15 to the Schedule 13D. The principal executive office of the Issuer is located at 424 S Woods Mill Road, Chesterfield, MO 63017.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares were derived from available capital of the Holders (as defined below). A total of approximately $641.25 was paid to acquire such Shares.

ITEM 4.     PURPOSE OF THE TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On or about February 29, 2008, the Jolly Roger Activist Fund LP and the Jolly Roger Activist Fund LTD (together, the "Funds") made distributions to investors in the Funds of their pro rata whole Share ownership through the Funds of an aggregate of 786,930 Shares.

ITEM 5.     INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a), (b), (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

      (a) The Reporting Persons beneficially own 27 Shares, constituting approximately 0% of the Shares outstanding.

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 9,770,291 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended October 27, 2007.

      (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 0 Shares held by Jolly Roger Fund LP. By virtue of an agreement with Jolly Roger Activist Portfolio Company LTD (together with Jolly Roger Fund LP, the "Holders"), Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 27 Shares held by Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Manager of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting power and shared dispositive power with respect to an aggregate of 27 Shares.

      (c) The following transactions in the Shares were effected by the Reporting Persons during the last 60 days. All of the Shares were sold in the open market (see also Item 4).

Jolly Roger Fund LTD

Trade Date                 Shares Purchased (Sold)        Price per Share ($)
----------                 ----------------               -------------------
3/03/2008                  (36,572)                       16.02
3/04/2008                  (111,618)                      15.57

Pirate GP LLC*

Trade Date                 Shares Purchased (Sold)        Price per Share ($)
----------                 ----------------               -------------------
3/05/2008                  (9,629)                        16.33

Thomas R. Hudson Jr.*

Trade Date                 Shares Purchased (Sold)        Price per Share ($)
----------                 ----------------               -------------------
3/05/2008                  (14,347)                       16.14


* Had received Shares in the distribution described in Item 4.

See also Item 4.

         (e) February 29, 2008

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CUSIP NO.      034663104             SCHEDULE 13D           PAGE 5 OF 5 PAGES
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Item 7.     MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1 - Joint Filing Agreement (previously filed)

Exhibit 2 - Settlement Agreement with the Issuer, dated August 30, 2006 (previously filed)

Exhibit 3 - Letter to the Board of Directors, dated July 2, 2007 (previously filed)

Exhibit 4 - Shareholder Proposal Notification Letter, dated July 2, 2007 (previously filed)

Exhibit 5 - Books and Records Demand Letter, dated July 2, 2007 (previously filed)

Exhibit 6 - Letter to the Board of Directors, dated July 9, 2007 (previously filed)

Exhibit 7- Letter to the Board of Directors, dated July 12, 2007 (previously filed) Exhibit 8- Letter to the Board of Directors, dated July 18, 2007 (previously filed)

Exhibit 9 - Nominations Notification Letter, dated August 30, 2007 (previously filed)

Exhibit 10 - Nomination Withdrawal Letter, dated September 25, 2007 (previously filed)


                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 5, 2008


                                    PIRATE CAPITAL LLC


                                    By: /s/ Thomas R. Hudson Jr.
                                        ---------------------------
                                        Name:  Thomas R. Hudson Jr.
                                        Title: Manager

                                    /s/ Thomas R. Hudson Jr.
                                    ------------------------------
                                    Thomas R. Hudson Jr.